UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 6

BLYTH, INC.

(Name of Subject Company (Issuer))

CB SHINE MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC

(Offeror)

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Carlyle U.S. Equity Opportunity Fund, L.P.

c/o The Carlyle Group L.P.

Attention: David Stonehill

520 Madison Avenue

New York, NY 10022

(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nazim Zilkha, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$97,999,650	$11,387.56

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.00 (i.e., the per share tender offer price) by (y) the sum of (a) 16,138,413 shares of Blyth common stock issued and outstanding and (b) 194,862 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2003 Second Amended and Restated Omnibus Incentive Plan, as amended. The foregoing share figures have been provided by the issuer to the offerors and are as of September 11, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,387.56	Filing Party: Carlyle U.S. Equity Opportunity Fund, L.P., CB Shine Holdings, LLC and CB Shine Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and a direct subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), and CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent, amends and supplements the Schedule TO relating to the tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price of $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on October 13, 2015. The Offer was not extended. The Depositary has advised us that, as of the Expiration Date, 11,749,938 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 72.8 percent of the currently issued and outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered for 443,997 Shares, representing approximately 2.8 percent of the currently issued and outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Merger Sub has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, on October 14, 2015, Parent and Merger Sub is required by the Merger Agreement to consummate as soon as practicable the Merger pursuant to the terms of the Merger Agreement and without a vote or meeting of Blyth stockholders pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Blyth, with Blyth continuing as the surviving corporation and a subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration, subject to any required withholding of taxes, except for Excluded Shares and Shares that were held by any stockholder of Blyth who properly demanded appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger. Each Excluded Share issued and outstanding immediately prior to the Merger Effective Time, by virtue of the Merger, will cease to be outstanding and will be automatically canceled and retired without payment of any consideration therefor and will cease to exist.

The Shares will no longer be listed on the NYSE.

On October 14, 2015, The Carlyle Group, L.P. issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(B) hereto, and it is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(B) Joint Press Release issued by The Carlyle Group, L.P. and Blyth, Inc. on October 14, 2015.”*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2015

CB SHINE MERGER SUB, INC.

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CB SHINE HOLDINGS, LLC

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

By: Carlyle Equity Opportunity GP, L.P., its general partner
By: Carlyle Equity Opportunity GP, L.L.C., its general partner

By:	/s/ David Stonehill
Name: David Stonehill
Title: Managing Director

EXHIBIT INDEX

(a)(5)(B)	Joint Press Release issued by The Carlyle Group, L.P. and Blyth, Inc. on October 14, 2015.